BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	X	Schedule A
Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER      TERYL RESOURCES CORP.

ISSUER’S ADDRESS      185 - 10751 SHELLBRIDGE WAY, RICHMOND, BC V6X 2W8

ISSUER’S TELEPHONE NUMBER      (604) 278-5996

CONTACT PERSON      JOHN ROBERTSON

CONTACT’S POSITION      PRESIDENT

CONTACT’S TELEPHONE NUMBER      (604) 278-5996

FOR QUARTER ENDED      NOVEMBER 30, 2000

DATE OF REPORT      JANUARY 29, 2001

CONTACTS WEBSITE AND EMAIL: www.terylresources.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN G. ROBERTSON	“John G. Robertson”	01/01/29
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

BRIAN CHERRY	“Brian Cherry”	01/01/29
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended November 30, 2000

(Unaudited)
(Prepared by Management)

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
for the six months ended November 30, 2000
(Unaudited)
(Prepared by Management)

	2000	1999
	$	$
ASSETS

Current Assets:
Cash and cash equivalents	17,125	7,157
Prepaids,accounts and accrued receivables	4,070	1,220
Advances to related companies- Note 1	1,513	284,016
	22,708	292,393
Investments - Note 2	4,025	40,295
Office Equipment - net of accumulated amortization	7,004	8,489
Oil and Gas Interests	6,185	13,415
Mineral properties	168,413	238,093
Deferred exploration expenses	1,179,280	1,189,925
Incorporation	1,379	1,379
	1,388,994	1,783,989
LIABILITIES
Current
Accounts payable	47,630	27,753
Accrued liabilities	30,137	25,401
Debenture and accrued interest payable	150,000	150,000
Estimated liability for income and capital taxes	820	798
Advances from related companies	246,941	318,353
	475,528	522,305
SHAREHOLDERS' EQUITY
Capital stock	6,020,427	5,994,927
Subscriptions received	146,044	146,044
Deficit	(5,253,005)	(4,879,287)
	913,466	1,261,684
	1,388,994	1,783,989

Approved by the Directors:

“JOHN ROBERTSON”                                                         J. Robertson

“BRIAN CHERRY”                                                               B. Cherry

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF INCOME AND EXPENSES
for the six months ended November 30, 2000
(Unaudited)
(Prepared by Management)

	2000	1999
	$	$
Revenue	7,827	6,246
Expenses
Operating Expenses	18,468	4,155
Depletion of wells	3,463	3,766
	21,931	7,921
Net Loss from Oil and Gas Operations	(14,104)	(1,675)
Interest earn	2,480	322
	(11,624)	(1,353)
Expenses
Accounting and legal	7,936	10,637
Amortization	754	943
Bank charges	541	378
Filing fees	5,500	7,622
Consulting	2,490	-
Interest on debenture	7,368	7,369
Management and directors fees	15,000	15,000
Office,rent and secretarial	16,360	11,636
Printing	-	2,068
Publicity, promotion and investor relations	1,496	2,356
Telephone	14,655	-
Transfer agent fees	2,108
	74,208	61,106
Net loss for the period	(85,832)	(62,459)
Other
Gain on sale of marketable security	221,368
Foreign exchange (loss)/gain	3,423	(533)
Net Income (Loss ) for the period	138,959	(62,992)
Deficit, beginning of the period	(5,391,964)	(4,816,295)
Deficit, end of the period	(5,253,005)	(4,879,287)
Gain(Loss) Per Share	. 006	(. 002)

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
for the six months ended November 30, 2000
(Unaudited)
(Prepared by Management)

	2000	1999
	$	$
Exploration Expenditures
Professional fees and wages	5,138	-
Legal ,recording and registry	-	15,764
	5,138	15,764
Gil Venture:
Phase II exploration	136,116	11,740

Deferred expenditures for the period	141,254	27,504
Deferred expenditures, beginning of period	1,038,026	1,162,421
Deferred expenditures , end of period	1,179,280	1,189,925

Allocation of Deferred Expenditures
Stepovitch Lease	1,001	1,001
Amad property	-	307,524
Westridge property	267,831	284,350
Gil Venture	910,448	597,050
	1,179,280	1,189,925

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended November 30, 2000
(Unaudited)
(Prepared by Management)

	2000	1999
	$	$
Cash provided by (used in)
Operations
Net Income ( Loss )	138,959	(62,992)
Items not involving cash:
Gain on sale of marketable securities	(221,368)	-
Depletion of wells	3,463	3,766
Amortization	754	943
Changes in non-cash working capital items	22,704	(29,092)
	(55,488)	(87,375)
Financing
Sale proceeds of marketable securities	239,085	-
Advances from related companies	(36,731)	(505)
	202,354	(505)
Investing
Office equipment	(212)	-
Mineral property interest - Option payments	-	36,687
Deferred exploration and development expenses	(141,254)	(27,504)
	(141,466)	9,183
Increase (Decrease) in Cash	5,400	(78,697)
Cash , beginning of period	11,725	85,854
Cash , end of Period	17,125	7,157

Note 1.

Advances to Related Companies consist of the following:

LinuxWizardry Systems, Inc. (formerly Flame Petro-Minerals Corp.	891
Blue Crow Internet Co.Ltd	621
International Diamond Syndicate Ltd.	1
1,513

The Company has advanced funds to International Diamond Syndicate Ltd. to pay their 40% share of an exploration program on their mineral claims, for incorporation and legal costs.

LinuxWizardry Systems, Inc. (formerly Flame Petro-Minerals Corp.) is a public company which trades its common shares on the Over the Counter Bulletin Board. International Diamond Syndicate Ltd. is a private company having no quoted market. The Company owns 40% of the issued shares of International Diamond Syndicate Ltd. and management feels the value of its investment exceeds the cost of the shares.

LinuxWizardry Systems, Inc. (formerly Flame Petro-Minerals
4,024
Corp.) - 15,880 shares - at cost

International Diamond Syndicate - 40 shares - at cost	1

4,025